Filed by Community Health Systems, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tenet Healthcare Corporation
Commission File No.: 001-07293
Forward-Looking Statements
Any statements made in this communication that are not statements of historical fact, including statements about our beliefs and expectations, including any benefits of the proposed acquisition of Tenet Healthcare Corporation (“Tenet”), are forward-looking statements within the meaning of the federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.
These forward-looking statements involve risks and uncertainties, and you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction, our ability to obtain stockholder, antitrust, regulatory and other approvals for any proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, uncertainty of our expected financial performance following completion of any proposed transaction and other risks and uncertainties referenced in our filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements, like all statements in this communication, speak only as of the date of this communication (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication relates to a business combination transaction with Tenet proposed by Community Health Systems, Inc. (“CHS”), which may become the subject of a registration statement filed with the SEC. CHS intends to file a proxy statement with the SEC in connection with Tenet’s 2011 annual meeting of shareholders. Any definitive proxy statement will be mailed to shareholders of Tenet. This material is not a substitute for any prospectus, proxy statement or any other document which CHS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to Community Health Systems, Inc. at 4000 Meridian Boulevard, Franklin, TN 37067, Attn: Investor Relations.

Participant Information
CHS and its directors, executive officers and nominees may be deemed to be participants in the solicitation of proxies in connection with Tenet’s 2011 annual meeting of shareholders. The directors of CHS are: Wayne T. Smith, W. Larry Cash, John A. Clerico, James S. Ely III, John A. Fry, William N. Jennings, M.D., Julia B. North and H. Mitchell Watson, Jr. The executive officers of CHS are: Wayne T. Smith, W. Larry Cash, David L. Miller, William S. Hussey, Michael T. Portacci, Martin D. Smith, Thomas D. Miller, Rachel A. Seifert and T. Mark Buford. The nominees of CHS are: Thomas M. Boudreau, Duke K. Bristow, Ph.D., John E. Hornbeak, Curtis S. Lane, Douglas E. Linton, Peter H. Rothschild, John A. Sedor, Steven J. Shulman, Daniel S. Van Riper, David J. Wenstrup, James O. Egan, Jon Rotenstreich, Gary M. Stein and Larry D. Yost. CHS and its subsidiaries beneficially owned approximately 420,000 shares of Tenet common stock as of January 7, 2011. Additional information regarding CHS’s directors and executive officers is available in its proxy statement for CHS’s 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement that CHS intends to file with the SEC in connection with Tenet’s 2011 annual meeting of shareholders.

On February 8, 2011, Wayne T. Smith, Chairman and Chief Executive Officer of Community Health Systems, Inc. (“CHS”), spoke at the UBS Global Healthcare Services Conference. Some of his remarks included a discussion of CHS’s proposed acquisition of Tenet Healthcare Corporation (“Tenet”) and the expected proxy solicitation in connection with Tenet’s 2011 annual meeting of shareholders. Below are excerpts from the transcript of the conference relating to Tenet.
[Excerpted from the remarks of Wayne T. Smith]
Now, speaking of acquisitions, you may have heard this or not, I’m not sure if the word’s out about this, but we made an unsolicited offer for Tenet on November 12. As you know, I’ll kind of tell you a little of the details here. We sent a letter on November 12. We received a sharp return on December 6 that said not even remotely favorable. Then two days later, on December 8, we received a five-page letter to tell us all the reasons that this was not a good idea for them — hurt my feelings.
But a process is underway and we — this is a very compelling story when you look at the opportunity here in terms of the fit and the synergies, the opportunity to leverage the efficiencies and best practices and enhanceability to contract with payors. We have a very strong platform for physician recruiting. We’ve got a good track record. As I said earlier, we successfully integrated Triad, which has been the largest acquisition in this industry and this would be EPS accretive.
The offer in itself was $6 — $5 cash, $1 in stock — which represented a 40% premium at the time and today their stock is trading around $6.70. Actually it’s a little unusual phenomenon that their stock went up and our stock went up as well. Our stock went up more than their stock as a percentage. But having said all that, Tenet has put in the obvious poison pills and delayed their annual meeting. We have now proposed a slate of [directors], so we will be working along the way in terms of the opportunities here in the future.
Good news is the investment community, everyone has been very positive about this. As you think about it, it is a good opportunity for the industry and for the Tenet shareholders. By the way, I get a lot of questions about price. When you’re going to raise your price? I’m not sure that we’re ever going to raise their price, $6. We might be overpaying. We’ve not done any due diligence. We haven’t done any work there yet until we have an opportunity to do that. This is not a company that has had a lot of successful performance over the last five or six years. So until we have an opportunity, there may be something golden here that we don’t know about. But so far, we don’t know, we haven’t been — we haven’t worked on it at all. They haven’t let us in yet.
But anyway, this is how it looks. Tenet is in 11 states, we’re in 10 of those 11 states by the way. It would take us from being a $13 billion company to almost a $22 billion and 176 hospitals. The value of this — back to when I said infrastructure and networks, the value of this to us is, for example, in Texas we have 18 hospitals, we would go to 28 hospitals. As you’d go by state-by-state, there is an opportunity here in terms of the synergies and the networking on a state-by-state basis, which would be very helpful.
A lot of these facilities are underperforming facilities. And if you know us, you know we don’t buy facilities that are in great shape, we’ve only bought facilities that had very little margins historically through the years and our model has been to take those facilities and improve them up from low single-digit margin up to maybe a 20% and Triad is a pretty good example. We’ve improved Triad’s margins from 11% something to 14% something over the last three years. So there is a huge opportunity. And it’s this basic platform, which again we have ability to do. You can see this is just a slide to demonstrate the size in terms of different size as a percentage of revenue, Tenet is actually smaller than Triad.

So if you go back and you think about our Triad acquisition and what happened, 11.9% or 12% to 14.8% in terms of margin improvement. We got in the first year $145 million in synergy. We think we got $275 million in total out of Triad over a period of time. Triad was a $5.7 billion or $5.8 billion, this is a $9 billion company. Certainly we think there is a lot of opportunity in terms of the synergies.
I guess to sort of conclude this, the things that Tenet’s Board does not know about CHS, one is patience is a virtue. We do a lot of not-for-profit acquisitions. They take 12 to 18 months to do that. So we’re comfortable with time frames around 12 to 18 months. We’re not going to get too excited. The time is actually on our side. Time is risk. As you know, operating risk is around time for Tenet. And those of you who know us through the years in terms of all the acquisitions that we’ve done, we’re very determined and we’re in for the long haul and we think we absolutely will be successful here. So it’s a great opportunity for us.
And the reason we can do this is because we have — not only we have the infrastructure, but we have the manpower as well, a very capable group of people have been working together for a long, long period of time and successfully have done the biggest integration in the last number of years. And we clearly have the ability to assimilate this size of acquisition. We have a strong Board — Jim Ely, some of you all know, who is at J.P. Morgan for a number of years, a physician, Norris Jennings, John Fry who is the President of Drexel. So our Board is supportive and this is a very strong group of people.
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Our debt-to-cap is about 80%, our debt-to-EBITDA is 5%. We currently have about $560 million in cash in the bank, a revolver of over $600 million, and our cash flow is going to be over $1 billion again this year. So we’re in good shape in terms and if we do the Tenet deal, the leverage will go up slightly, but not much. But the cash flow significantly improves for the future.
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So to conclude this, we think we have certainly an executable, predictable, sustainable growth strategy. We’re in very attractive markets. We got organic growth opportunities, as I mentioned earlier, a strong base that’s not matured, definitely a proven operating formula and strategic and consistent financial performance and margin improvement. Strong expense management, market share opportunities, case mix improvement opportunities, physician recruitment has been strong forever here. We have some visibility around bad debt if healthcare reform happens. Acquisitions look very, very strong as we look to the future and I haven’t even mentioned Tenet yet.

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